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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 SE 13th Street
(No. and Street)

Panora (City) Iowa (State) 50216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Kemble 877-886-1939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd, Suite 300 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

OATH OR AFFIRMATION

I, Brian Propes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL IOWA
ROBIN DORR
COMMISSION NUMBER 767366
MY COMMISSION EXPIRES
03/28/2017

[Signature]
Signature

President
Title

[Signature: Robin Dorr]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

December 31, 2015

Brokers International Financial Services, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Brokers International Financial Services, LLC

We have audited the accompanying financial statements of Brokers International Financial Services, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brokers International Financial Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brokers International Financial Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Brokers International Financial Services, LLC's financial statements. The supplemental information is the responsibility of Brokers International Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, Illinois
February 23, 2016

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents:	
Unrestricted	$ 579,162
Restricted	25,000
Commissions and concessions receivable	495,215
Accounts receivable	
net of allowance of $3,030	60,885
Prepaid expenses and other assets	48,867
Leasehold improvements, office furniture and equipment,	
net of accumulated depreciation of $59,129	18,208
Total assets	$ 1,227,337
Liabilities and Member's Equity	
Liabilities	
Commissions and concessions payable	$ 449,751
Accounts payable	91,743
Accrued compensation	75,713
Due to Parent	18,087
Total Liabilities	635,294
Member's Equity	
Capital contributions	4,975,143
Accumulated deficit	(4,383,100)
Total Member's Equity	592,043
Total Liabilities and Member's Equity	$ 1,227,337

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Operations

For the year ended December 31, 2015

Revenues	
Commissions	$ 4,478,263
Management and investment advisory income	2,380,837
Other	354,501
Total revenues	7,213,601
Expenses	
Commissions	5,393,495
Employee compensation and benefits	1,232,955
Licensing, registration and education	65,294
Occupancy and equipment expense	59,153
Legal and professional	33,289
General and administrative	412,937
Total expenses	7,197,123
Net Income	$ 16,478

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2015

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at December 31, 2014	$ 4,975,143	$ (4,399,578)	$ 575,565
Net Income	-	16,478	16,478
Balance at December 31, 2015	$ 4,975,143	$ (4,383,100)	$ 592,043

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Cash Flows

For the year ended December 31, 2015

Cash Flows from Operating Activities		
Net Income	$	16,478
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		16,184
Changes in assets and liabilities:		
Commissions and concessions receivable		(11,760)
Accounts receivable		18,243
Prepaid expenses and other assets		26,566
Commissions and concessions payable		(25,207)
Accounts payable		2,404
Accrued compensation		14,161
Due to Parent		1,096
Net cash provided by operating activities		58,165
Net Increase in Unrestricted Cash and Cash Equivalents		58,165
Unrestricted Cash and Cash Equivalents at Beginning of Year		520,997
Unrestricted Cash and Cash Equivalents at End of Year	$	579,162

See Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC and TD Ameritrade to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

Revenue Recognition

Customers' securities transactions and the related commission income and commission and clearing expense are recorded on the trade date. Management and investment advisory income are recognized when earned.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers liquid investments with maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm at December 31, 2015.

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided by its Parent as part of the expense and operational agreement. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Accounts Receivable

Accounts receivable represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

Forgivable Loans Receivable

The Company had forgivable loans of $15,000 at December 31, 2015. The forgivable loans are expensed when the registered investment advisors provide the required service. Such loans are included with prepaid expenses and other assets on the statement of financial condition. In 2015, $7,519 was recognized for loan forgiveness.

Income Taxes

The Company is a single member limited liability company and, therefore, a disregarded entity for federal and state income tax purposes. The Company does not have material differences between the financial statement and tax basis of the Company's assets or liabilities. The net operating income incurred by the Company have been utilized by the Company's Parent.

The Company and its Parent follow the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company and its Parent have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2011.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2015, the net capital ratio, net capital and excess net capital are as follows:

		2015
Net capital ratio		1.54:1
Net capital	$	412,453
Excess net capital	$	370,100

Litigation

From time to time, the Company is involved in litigation arising out of the normal course of business. The Company is not party to any material litigations.

3. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $20,316 in 2015.

4. RELATED PARTY TRANSACTIONS

The Company leases office space for $2,896 per month from its Parent under a five year lease commencing January 1, 2013 through December 31, 2017. The lease agreement includes utilities, maintenance, cleaning, furniture, taxes, and insurance. Rent expense of $34,748 was paid during year, which is included in the Occupancy and equipment expense in the statement of operations. Future minimum lease payments under the non-cancelable operating lease at December 31, 2015 are as follows:

Year Ending December 31	
2016	$ 34,748
2017	$ 34,748
	$ 69,496

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2015 were $8,350, which is included in Occupancy and equipment expense in the statement of operations.

The Company had receivables from its Parent of $3,050 as of December 31, 2015, which is included in Accounts receivable in the statement of financial condition. The Company also had payables to its Parent of $18,087 as of December 31, 2015, which is included in Due to Parent in the statement of financial condition.

5. LEASE OBLIGATIONS

The Company leases various software products under short-term and month-to-month leases. Payments totaled approximately $112,698 for 2015.

Brokers International Financial Services, LLC
Computation of Net Capital under Rule 15c3-1 and Aggregate Indebtedness
Schedule I
December 31, 2015

Net Capital:		
Total member's equity	$	592,043
Deductions:		
Non-allowable commission and concession receivables		(46,820)
Non-allowable unrestricted cash		(4,810)
Accounts receivable		(60,885)
Prepaid expenses and other assets		(48,867)
Leasehold improvements, office furniture and equipment, net		(18,208)
		(179,590)
Net Capital	$	412,453
Aggregate indebtedness:		
Total liabilities from statement of financial condition	$	635,294
Computation of basic net capital requirement:		
Minimum net capital required	$	42,353
(The greater of $5,000 or 6 2/3% of Aggregated Indebtedness of $635,294)		
Excess net capital	$	370,100
Ratio of aggregate indebtedness to net capital		1.54 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 Schedule II

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 Schedule III

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brokers International Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brokers International Financial Services, LLC stated that Brokers International Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brokers International Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brokers International Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 23, 2016

Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2015

Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)(the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year ending December 31, 2015 without exception.

Brokers International Financial Services, LLC

I, Brian Propes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Brokers International Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Brokers International Financial Services, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brokers International Financial Services, LLC's compliance with the applicable instructions of Form SIPC-7. Brokers International Financial Services, LLC's management is responsible for Brokers International Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [check #8089 dated July 20, 2015 for $4,859 on SIPC-6 and check #8353 dated January 28, 2016 for $5,319 on SIPC-7], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [draft SIPC-7 and groupings report] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
February 23, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2347******************************MIXED AADC 220
067239 FINRA DEC
BROKERS INTERNATIONAL FINANCIAL SERVICES LLC
102 SE 13TH ST
PANORA IA 50216-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 10,178

B. Less payment made with SIPC-6 filed (exclude interest) (4,859)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5319

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5319

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5319

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brokers International Financial Services, LLC
(Name of Corporation, Partnership or other organization)

Andrea Kemble
(Authorized Signature)

Dated the 28 day of January, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,213,601
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,813,806
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attachment (Deductions in excess of $100,000 require documentation)	328,398
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,142,204
2d. SIPC Net Operating Revenues	$ 4,071,397
2e. General Assessment @ .0025	$ 10,178.49 (to page 1, line 2.A.)

Details of other Revenue – Line item 2C (8)

Rep fees retained by the Broker Dealer for the following

Registration, E&O and Education	$133,490
Interest Income	$68
E&O Insurance Exp Reimb	$153,000
Sponsorship Income	$17,500
Indexed Annuity Review	$21,050
Other Rev	$3,290
Total	$328,398